UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
HEALTH FITNESS CORPORATION
(Name of Subject Company (Issuer))
TRUSTCO MINNESOTA, INC.
A Wholly-Owned Subsidiary of
TRUSTCO HOLDINGS, INC.
An Indirect Wholly-Owned Subsidiary of
TRUSTMARK MUTUAL HOLDING COMPANY
(Names of Filing Persons (Offerors))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Sara Lee Keller, Esq.
Senior Vice President, General Counsel and Secretary
Trustmark Companies
400 Field Drive
Lake Forest, Illinois 60045
(847) 615-1500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry A. Barden
Scott R. Williams
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$105,420,406.40	$7,516.47

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 12,006,880 shares of common stock, par value $0.01 per share, of Health Fitness Corporation (the “Company”) at an offer price of $8.78 per share. Such shares consist of (i) 10,210,315 shares of common stock of the Company outstanding as of January 25, 2010 (including 334,012 shares of unvested restricted stock), (ii) 1,018,050 shares of common stock of the Company potentially issuable upon the exercise of outstanding in-the-money stock options as of January 25, 2010 and (iii) 778,515 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of January 25, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (together with amendments and supplements hereto, this “Schedule TO”) is filed by (i) Trustco Minnesota, Inc. a Minnesota corporation (the “Purchaser”), which is a wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”), which is an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), (ii) Parent and (iii) Trustmark. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of Health Fitness Corporation, a Minnesota corporation (the “Company”), par value $0.01 per share (the “Shares”), at a purchase price of $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Health Fitness Corporation, a Minnesota corporation. The Company’s principal executive offices are located at 1650 West 82nd Street, Suite 1100, Bloomington, Minnesota 55431. The Company’s telephone number at such address is (952) 831-6830.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. The Company has advised Parent that, as of January 25, 2010, 10,210,315 Shares were issued and outstanding, 1,018,050 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding Company options and 778,515 Shares were subject to outstanding warrants to purchase Shares.
     (c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) – (c) This Schedule TO is filed by the Purchaser, Parent and Trustmark. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Purchaser, Parent and Trustmark” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Purchaser, Parent and Trustmark,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Merger Agreement,” “Purpose of the Offer; Plans for the Company” and “Certain Effects of the Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser, Parent and Trustmark” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser, Parent and Trustmark,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number	Description of Exhibits
(a)(1)(A)	Offer to Purchase dated January 26, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)
Joint Press Release issued by Trustmark and Health Fitness Corporation on January 21, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Trustco Holdings, Inc. on January 21, 2010.

(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on January 26, 2010.

(a)(5)(C)	Press Release issued by Trustmark on January 26, 2010.

(b)(1)	Advances, Collateral Pledge and Security Agreement dated April 23, 2008 between Trustmark Insurance Company and the Federal Home Loan Bank of Chicago.

(b)(2)	Federal Home Loan Bank of Chicago Member Products and Credit Policy.

(d)(1)	Agreement and Plan of Merger dated as of January 20, 2010, by and among Trustco Holdings, Inc., Trustco Minnesota, Inc. and Health Fitness Corporation.

(d)(2)	Confidentiality, Non-Disclosure and Non-Solicitation Agreement dated as of November 9, 2009 between Health Fitness Corporation and Trustco Holdings, Inc.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2010	TRUSTCO MINNESOTA, INC.

	By:	/s/ Sara Lee Keller

		Name: Title:	Sara Lee Keller Secretary

Date: January 26, 2010	TRUSTCO HOLDINGS, INC.

	By:	/s/ Sara Lee Keller

		Name: Title:	Sara Lee Keller Senior Vice President, General Counsel and Secretary

Date: January 26, 2010	TRUSTMARK MUTUAL HOLDING COMPANY

	By:	/s/ Sara Lee Keller

		Name: Title:	Sara Lee Keller Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
(a)(1)(A)	Offer to Purchase dated January 26, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)
Joint Press Release issued by Trustmark and Health Fitness Corporation on January 21, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Trustco Holdings, Inc. on January 21, 2010.

(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on January 26, 2010.

(a)(5)(C)	Press Release issued by Trustmark on January 26, 2010.

(b)(1)	Advances, Collateral Pledge and Security Agreement dated April 23, 2008 between Trustmark Insurance Company and the Federal Home Loan Bank of Chicago.

(b)(2)	Federal Home Loan Bank of Chicago Member Products and Credit Policy.

(d)(1)	Agreement and Plan of Merger dated as of January 20, 2010, by and among Trustco Holdings, Inc., Trustco Minnesota, Inc. and Health Fitness Corporation.

(d)(2)	Confidentiality, Non-Disclosure and Non-Solicitation Agreement dated as of November 9, 2009 between Health Fitness Corporation and Trustco Holdings, Inc.

(g)	Not applicable.

(h)	Not applicable.